UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2026

Rentberry, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-4933743
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

315 Montgomery Street, Suite 900
San Francisco, CA	94104
(Address of principal executive offices)	(Zip Code)

(415) 795-7171

Registrant’s telephone number, including area code

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report on Form 1-SA of Rentberry, Inc., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the foregoing risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us”“we,” “our,” “ours,” or “the Company” refers to Rentberry, Inc., a Delaware corporation, and its subsidiaries on a consolidated basis. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report.

Overview

Rentberry, Inc. (the “Company”) was incorporated under the laws of the State of Delaware on August 28, 2015, and is headquartered in San Francisco, California. The Company is modernizing the long-term rental industry through a global, end-to-end digital platform designed to make renting more efficient, transparent, and accessible for tenants and property owners.

Rentberry’s platform streamlines the rental journey from property discovery and application through screening, lease execution, rent payments, and ongoing tenant-landlord interactions. A central element of the Company’s product strategy is its AI Real Estate Agent, an artificial intelligence-enabled experience designed to help renters discover suitable homes, answer rental-related questions, and navigate the rental process with more personalized support. The Company is also developing AI-enabled tools intended to help property owners and real estate partners improve pricing, listing management, tenant communication, and decision-making. The platform integrates digital applications, credit checks, electronic lease signing, and rent-payment functionality, reducing friction, time, and cost across the rental lifecycle. Rentberry is available through its web platform and iOS and Android applications. The Company’s technology supports rental listings and transactions in more than 90 countries and serves a growing global user base.

Over the past several years, Rentberry has focused on expanding brand recognition, increasing user adoption, enhancing its technology platform, and evaluating multiple monetization channels. In 2026, the Company continued to expand and refine monetization functionality and AI-enabled product capabilities, supporting growing revenue and establishing a foundation for scalable future revenue generation. The Company is also pursuing additional opportunities within the broader real estate technology sector.

To date, Rentberry’s operations have been financed primarily through offerings of securities, which have supported product development, market expansion, technology innovation, and growth initiatives. Operating expenses consist primarily of general and administrative expenses, including personnel, professional fees, office and technology infrastructure, and selling and marketing expenses, including digital advertising and customer-acquisition initiatives.

The Company is in an expansion phase and expects to continue investing in its platform, AI Real Estate Agent, monetization capabilities, and new real estate technology opportunities. As of June 30, 2026, the Company expects to continue incurring losses and may require additional capital before achieving sustained positive cash flow from operations. Its ability to continue as a going concern will depend on increasing revenue, managing operating expenses, generating sufficient cash flows from operations, and, if necessary, securing additional financing. There can be no assurance that the Company will achieve profitable operations, generate sufficient cash flow, or obtain additional financing on acceptable terms. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Results of Operations

Revenue

For the six-month period ended June 30, 2026 (“Interim 2026”), the Company had revenue from operations of $2,277,304 compared to revenue from operations of $667,996 for the six-month period ended June 30, 2025 (“Interim 2025”). The increase in revenue of $1,609,308 is primarily driven by the continued rollout of monetization features on the Rentberry platform, including application processing fees, rental listing services, and premium landlord tools. Growth also reflects higher user adoption, expansion into new geographic markets, and greater engagement from property managers and institutional partners. To date, the Company’s revenue has largely been derived from testing and refining multiple monetization channels, and the increase reflects broader platform usage. Specifically, Rentberry generates revenue on a transactional basis through rental applications and credit report fees, as well as from partnerships that provide leads and advertising income.

Operating Expenses

The Company’s total operating expenses increased to $3,404,415 for Interim 2026 compared with $2,461,900 for Interim 2025, a $942,515 increase. The primary drivers of this change were:

●	A $485,344 increase in general and administrative expenses, primarily attributable to ongoing business expansion and related operational activities.

●	A $457,171 increase in selling and marketing expenses, largely due to an increase in spending on social media advertising campaigns across platforms such as Facebook, Twitter, and Google Ads.

Overall, we experienced a net loss of $(1,127,111) for Interim 2026 compared to a net loss of $(1,799,487) for Interim 2025.

Seasonality

Unlike short-term rental markets, such as vacation rentals or Airbnb listings, the long-term home rental market in the United States experiences less pronounced seasonality. While factors like weather and holidays influence rental activity to some extent, the demand for long-term rentals is more stable throughout the year. However, certain regions see fluctuations in rental activity based on factors like school calendars, job relocations, and local economic conditions. For instance, rental demand in college towns may peak during the summer months as students move in and out, while cities with strong tourism industries may experience increased demand during peak travel seasons. Overall, while there may be some seasonal variations in rental activity, the long-term home rental market in the U.S. generally remains robust and resilient throughout the year.

Liquidity and Capital Resources

Cash and Cash Equivalents

As of June 30, 2026, and June 30, 2025, the Company had $7,258,381 and $1,952,079, respectively, in cash and cash equivalents. The increase of $5,306,302 was due to the Company having raised funds in 2026 at higher levels than the fund raising by the Company in the prior period. Management believes that current capital resources will be sufficient to fund operations for the next 24 months. The Company intends to utilize its available cash for the salaries for current employees to cover engineering and business development, marketing, paying servers and Google (for utilizing their Google Maps API). Looking ahead, the Company recently closed out a Regulation CF offering and anticipates raising additional capital during the remainder of 2026 and 2027 via a Regulation A offering to further support growth. For the remainder of 2026, the Company estimates its average monthly burn rate will range between $250,000 and $300,000.

Current Assets – Accounts Receivable

As of June 30, 2026, Rentberry recorded $364,610 in accounts receivable from related parties. These amounts consist of loans and advances made to employees and affiliated entities. The Company expects to collect the full balance of these receivables by December 31, 2026. These amounts are included on the balance sheet and are further detailed in Note 3 to the unaudited interim financial statements accompanying this report.

Sources of Liquidity

We have decreased net cash used in operating activities to $(1,127,111) for Interim 2026 compared to $(2,035,417) for Interim 2025. The main driver of the decrease in net cash used in operating activities was due to the decrease in the Company’s comprehensive net loss during this period, primarily driven by an increase in the Company’s revenues.

To date, the Company has been financed by the proceeds of its offerings of securities. Most recently, the Company launched a Regulation CF offering in June 2026 which closed in September 2026 and raised approximately $5,000,000 (subject to final accounting). From July 2023 to December 2025, the Company raised $5,129,644 through a private placement under Regulation D, Rule 506(b). The Company has had prior offerings as detailed in its prior filings. The proceeds from these sales of securities were allocated toward marketing, advertising, business development, and salaries. The Company intends to engage in additional capital raises in the near future and is planning a Regulation A offering to further support growth.

Indebtedness

The Company does not have any material terms of indebtedness.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trend Information

The long-term rental market in the United States continues to evolve, supported by structural and behavioral shifts in housing demand. Affordability pressures, rising interest rates, and limited housing supply have made homeownership less attainable for many households, further fueling demand for rentals. Younger generations increasingly value flexibility and mobility, while older demographics are also turning to rentals as a lifestyle choice that offers lower maintenance and greater financial predictability.

The acceleration of remote and hybrid work models has expanded housing choice beyond traditional urban centers, with renters seeking properties in suburban, secondary, and even rural markets. In parallel, the rise of digital nomadism has created demand for turnkey, fully serviced rental solutions that allow tenants to relocate seamlessly. Additionally, Rentberry reshaping the rental experience by integrating property search, leasing, payments, and tenant services into unified digital ecosystems, transforming what was once a fragmented process into a streamlined, transparent, and user-friendly journey.

Taken together, these factors position the long-term rental market for sustained growth. Landlords, property managers, and developers are adapting to these trends by embracing digital platforms like Rentberry to meet evolving renter expectations for convenience, flexibility, and transparency.

Item 2. Other Information

None.

ITEM 3. FINANCIAL STATEMENTS

RENTBERRY, INC.

(A Delaware Corporation)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

RENTBERRY, INC.

BALANCE SHEET

UNAUDITED

As of June 30, 2026 and December 31, 2025

See Notes to the Financial Statements

	June 30, 2026 (Unaudited)	December 31, 2025 (Audited)
ASSETS
Current Assets
Cash and cash equivalents	$7,258,381	$7,784,998
Accounts receivable	0	0
Accounts receivable – related parties	364,610	364,610
Other assets	0	15,000
Total current assets	$7,622,991	$8,149,608

Investments	228,515	228,515
Fixed assets, net of accumulated depreciation	0	0
Intangible assets, net of accumulated amortization	127,750	127,750
Security deposits	0	0
Total Assets	$7,979,256	$8,505,873

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Credit cards	$0	$0
Total current liabilities	0	0

SAFE instruments	0	0

Total Liabilities	0	0

STOCKHOLDERS’ EQUITY

Additional paid-in capital	35,132,556	34,532,062
Retained deficit	(27,153,300)	(26,026,189)
Accumulated Other Comprehensive Income	0	0
Total Stockholders’ Equity	7,979,256	8,505,873

Total Liabilities and Stockholders’ Equity	$7,979,256	$8,505,873

RENTBERRY, INC.

UNAUDITED

STATEMENT OF OPERATIONS

For Six-Month Periods Ending June 30, 2026 and June 30, 2025

See Notes to the Financial Statements

	Six-Month Period Ending June 30, 2026	Six-Month Period Ending June 30, 2025

Revenues	$2,277,304	$667,996

Operating expenses
General and administrative	2,051,918	1,566,574
Selling and marketing	1,352,497	893,326
Total operating expenses	3,404,415	2,461,900

Net Operating Loss	(1,127,111)	(1,793,904)

Interest income (expense), net	0	0
Depreciation and amortization (expense)	0	(5,584)
Other income (expense)	0	0
Tax (provision) benefit	0	0

Net Loss	$(1,127,111)	$(1,799,487)

Basic earnings per share	(0.13)	(0.17)
Diluted earnings per share	(0.13)	(0.17)

Total Comprehensive Loss	$(1,127,111)	$(1,799,487)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

STATEMENT OF STOCKHOLDERS’ EQUITY/DEFICIT

For the Six-Month Period Ending June 30, 2026 and the Year Ending December 31, 2025

	Common Stock	Retained Deficit	Total Stockholders’ Equity
Balance as of December 31, 2024	$24,581,308	$(21,253,720)	$3,327,588

Equity issuances	9,950,754		$9,950,754

Net (loss)		(4,772,469)	$(4,772,469)

Balance as of December 31, 2025	$34,532,062	$(26,026,189)	$8,505,873

Equity issuances	600,494		$600,494

Net (loss)		(1,127,111)	$(1,127,111)

Balance as of June 30, 2026	$35,132,556	$(27,153,300)	$7,979,256

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

STATEMENT OF CASH FLOWS

For the Six-Months Ending June 30, 2026 and 2025

See Accompanying Notes to the Financial Statements

	June 30, 2026	June 30, 2025

Cash Flows from Operating Activities
Comprehensive Income (Loss)	$(1,127,111)	$(1,799,487)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Add depreciation and amortization	0	5,584
Changes to operating assets and liabilities
(Increase) Decrease in accounts receivable	0	(97,053)
(Increase) Decrease in prepaid expenses and other assets	0	0
Increase (Decrease) in accounts payable	0	((144,460)
Increase (Decrease) in credit cards	0	108,916
Net cash used in operating activities	(1,127,111)	(2,035,417)

Cash Flows from Investing Activities
(Acquisition) of fixed and intangible assets	0	0
Sale/(purchase) of other assets	0	41,666
(Increase) Decrease in investments	0	0
Cash loaned to shareholders	0	0)
Net cash provided by investing activities	0	41,666

Cash Flows from Financing Activities
Proceeds from SAFE instruments	0	0
Proceeds from the issuance of stock, net	600,494	2,041,176
Net cash provided by financing activities	600,494	2,041,176

Net change in cash and cash equivalents	(526,617)	47,425

Cash and cash equivalents at beginning of period	7,784,998	1,904,654
Cash and cash equivalents at end of period	$7,258,381	$1,952,079

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED JUNE 30, 2026

1. Summary of Significant Accounting Policies

The Company

Rentberry, Inc. (the “Company”) was incorporated in the State of Delaware on August 28, 2015, and is headquartered in San Francisco, California. The Company operates a technology-enabled residential rental platform serving tenants and landlords in the long-term rental market. The Company’s platform provides tools intended to streamline the rental process, including rental applications, tenant screening and credit-report services, electronic lease signing, and rent-payment capabilities. The Company is continuing to expand and enhance its platform, including the development of AI-enabled tools designed to improve the rental experience for tenants and landlords.

The Company operates in a competitive and evolving market and remains subject to risks and uncertainties common to growth-stage technology companies, including risks associated with product development, user adoption, competition, regulatory requirements, and the availability of capital to support its operations and growth initiatives.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) requires the use of management’s estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the period presented have been included.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the six-month semi-annual period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of June 30, 2026, the Company held no cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 30, 2026, the Company had $7,258,381 of cash on hand.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable

The Company’s trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of June 30, 2026, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Rentberry platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the period ending June 30, 2026.

Intangible Assets

The Company accounts for intangible assets (including patents and website) in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of their intangible assets over the 15-year estimated useful life on a straight-line basis.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely. The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues from applications and credit reports when booking a property on a transactional basis. The Company also generates revenue from partnering with other companies for leads and advertising revenue. The Company’s payments are generally collected upfront. For the six-month period ending June 30, 2026, the Company recognized $2,277,304 in revenue.

Research and Development

In compliance with ASC 730-10-25, all research and development costs are expensed as incurred.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The Company is still evaluating the impact of ASU 2016-02 on their financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is still evaluating the impact of ASU 2018-15 on their financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. Account Receivable

Accounts receivable related parties consists of amounts due to the Company from other Companies under common ownership of the Company. As of June 30, 2026, this amounted to $364,610. The Company expects to collect the full amount of this from the related entities.

4. Equity

Treasury Stock

During 2026, the Company didn’t conduct any transactions related to its treasury stock.

Common Stock

Under the Company’s articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 100,000,000 shares, at $0.0001 par value per share. As of June 30, 2026, 95,687,456 shares have been issued and 95,687,456 are outstanding.

5. Going Concern

These financial statements are prepared on a going concern basis. The Company was incorporated on August 28, 2015 and has established a presence and operations in the United States. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise short term capital, as well as the Company’s ability to generate funds through revenue producing activities. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. Subsequent Events

The Company has evaluated subsequent events through September 25, 2026, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*

2.2	Amended Bylaws*

4	Form of Subscription Agreement*

5.1	Form of 2020 SAFE Note and Voting Agreement*

5.2	Form of 2019 SAFE Note and Voting Agreement*

5.3	Stockholders’ Agreement*

5.4	Form of 2021 SAFE Note and Voting Agreement*

5.5	Form of Crowd SAFE for Regulation CF Offering**

6.1	2020 Employment Agreement of Oleksiy Lyubynskyy*

6.2	2021 Employment Agreement of Oleksandr Kotovskov*

6.3	Equity Grant to Oleksandr Kotovskov*

6.4	Marketing Agreement with Sure HIIS Insurance Services, LLC*

6.5	Stock Purchase Agreement of Oleksandr Kotovskov (Nov. 2020)*

6.6	Transaction Bonus Plan*

6.7	Loan Agreement (Sept. 15, 2021) +

6.8	Employment Agreement of Oleksandr Kotovskov (Oct. 2021) +

6.9	Employment Agreement of Alex Svitiashchuk (Oct. 2021)***

6.10	2024 Offer Letter with Oleksiy Lyubynskyy****

6.11	2024 Employment Agreement with Alex Svitiashchuk****

#	Filed herewith.

*	Previously filed with the Company’s Offering Statement on Form 1-A (Commission File No. 024-11437).

**	Previously filed with the Company’s Form C, dated August 18, 2023 (Commission File No. 020-32361).

***	Previously filed with the Company’s Annual Report on Form 1-K, dated May 1, 2023 (Commission File No. 24R-00482).

****	Previously filed with the Company’s Annual Report on Form 1-K, dated April 30, 2024 (Commission File 24R-00482).

+	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on September 28, 2026.

RENTBERRY, INC.

By:	/s/ Oleksiy Lubinsky
Name:	Oleksiy Lubinsky
Title:	CEO
Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By:	/s/ Oleksiy Lubinsky
Name:	Oleksiy Lubinsky
Title:	CEO, Principal Financial Officer, Principal Accounting Officer & Director
Date:	September 28, 2026

By:	/s/ Aleksandr Kotovskov
Name:	Aleksandr Kotovskov
Title:	Director
Date:	September 28, 2026

By:	/s/ Kate Barneveld
Name:	Kate Barneveld
Title:	Director
Date:	September 28, 2026